FTP Securities LLC

**Financial Statement and
Report of Independent Registered Public Accounting Firm**

As of December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66218

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 _____ AND ENDING 12/31/24 _____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FTP Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
100 California Street, 7th Floor
                              (No. and Street)

San Francisco   **CA**   **94111**
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Holly   **(929) 286-9522**   jennifer.holly@ftpartners.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Ernst Wintter & Associates LLP
              (Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200   **Walnut Creek**   **CA**   **94596**
(Address)   (City)   (State)   (Zip Code)

02/24/09   **3438**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jennifer Holly_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __FTP Securities LLC_____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAKAI HWANG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HW6325628
Qualified in Kings County
My Commission Expires 06-01-2027

Signature: _Jennifer Holly_____

Title: _____
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FTP Securities LLC
December 31, 2024

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
FTP Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FTP Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FTP Securities LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as FTP Securities LLC's auditor since 2023.
Walnut Creek, California
February 27, 2025

FTP Securities LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	75,563,288
Accounts receivable, net of $2,760,194 allowance for credit losses		2,321,411
Capitalized reimbursable expenses		493,144
Due from Affiliates		10,509,929
Prepaid expenses and other assets		265,382
Total Assets	$	89,153,154

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	780,215
Deferred revenue		8,467,164
Total Liabilities		9,247,379
Member's Equity		79,905,775
Total Liabilities and Member's Equity	$	89,153,154

See accompanying notes to the financial statement.

1. **Organization**

    FTP Securities LLC (the "Company") was organized as a limited liability company in the state of Delaware on June 5, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company is wholly owned by Financial Technology Partners LP ("Member") and operates in San Francisco, New York, and Miami. The Company engages in corporate merger and acquisition financial advisory services, underwriting, and private placements of securities, on a best efforts basis, where the funds are payable to the issuer or its agent and not to the Company. The Company does not carry accounts of or for customers and does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company also provides equity research services. The Company relies on its Member for administrative support and a majority of the Company's expenses are direct and indirect allocations from the Member. See Note 5.

2. **Significant Accounting Policies**

    Basis of Accounting
    The financial statement has been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    Cash and Cash Equivalents
    The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. $74,091,428 of money market funds is included as cash equivalents as of December 31, 2024.

    Foreign Currency
    All transactions denominated in currencies other than USD are remeasured using exchange rates at the transaction dates. Monetary items are translated at the balance sheet date, with gains and losses recorded in other expenses in the Statement of Income. As of December 31, 2024, the Company held nominal currencies that were not USD.

    Accounts Receivable
    Accounts Receivable includes receivables related to services provided in contracts with customers. The timing of revenue recognition may differ from the timing of payment. The Company records Accounts Receivable, net of any allowance for credit losses, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time.

    The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate the expected credit losses over the life of its financial assets as of the reporting date based on the relevant information about past events, current conditions, and reasonable and supportable forecasts. The provisions of this standard were adopted using a method to estimate the allowance for credit losses that considered both the aging of accounts receivable and a projected loss rate of receivables. We have determined that long-term forecasted information is not relevant to our accounts receivable, which are primarily short-term. We maintain a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. Accounts receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received.

    Investments in Securities
    The Company may receive securities as payment on investment banking contracts.

    Contract Balances
    Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing private placement and strategic advisory services. The Company is generally contractually entitled to reimbursement of these out-of-pocket expenses by the clients. Costs to fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. If qualified, such costs are capitalized on the Statement of Financial Condition as capitalized reimbursable expenses.

2.   **Significant Accounting Policies (continued)**

Use of Estimates
The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Investments and Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Unobservable inputs.

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performs a detailed analysis of its assets and liabilities. As of December 31, 2024, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

The following table provides fair value information related to the Company's financial assets at December 31, 2024:

	Assets at Fair Value as of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Money market funds	$ 74,091,428	$ -	$ -	$ 74,091,428

3. **Revenue from Contracts with Customers**

The following table presents changes in the Company's receivables and deferred revenue for the year ended December 31, 2024:

	Accounts Receivable	Deferred Revenue
Balance at January 1, 2024	$ 8,437,296	$ 7,904,378
Net increase (decrease)	(6,115,885)	562,786
Balance at December 31, 2024	$ 2,321,411	$ 8,467,164

Contract Costs
Costs to fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. The amount of capitalized contract costs was $493,144 as of December 31, 2024.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2024, the Company's net capital was $64,269,355 which exceeded the requirement by $64,169,355.

5. **Related Party Transactions**

Under an office and administrative services agreement, Member provides office space and administrative services to the Company. The Company pays its proportional share of office rent, compensation and other overhead costs Member incurred in providing administrative services.

Certain employees of Member directly participate in investment banking activities of the Company. The Company reimburses Member for compensation and benefits of those employees.

The Company and Member entered into a tri-party advisory agreement with an affiliate in the United Kingdom. Under the agreement, the affiliate assists in executing on the arrangement of capital transactions such as private placements, mergers and acquisitions for clients. Through Member, the Company pays a fee to the affiliate on a cost-plus basis.

Additionally, the Company collects and reimburses Member for expenses incurred by Member in serving clients.

An affiliated person of the Member is on the Board of Directors of one or more customers from which the Company earned advisory fees.

The Company had due from affiliates of $10,509,929 as of December 31, 2024 primarily due to advance payments of allocated expenses with Member.

The Company is not party to a lease as of December 31, 2024. As mentioned above, the Company is party to an office and administrative services agreement with Member resulting in the allocation of certain occupancy expenses to the Company. Such agreement with Member is renewed annually.

6. **Risk Concentration**

The Company holds cash deposits with two high quality financial institutions, which at times during the year may have exceeded the Federal Deposit Insurance Corporation insurance limits. The Company has not had any losses to date.

As of December 31, 2024, approximately 71% of net client receivables was from two clients.

7. **Litigation**

The Company in the ordinary course of its business is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable. As of December 31, 2024, no amount was accrued.

8. **Subsequent Events**

The Company has evaluated subsequent events through February 27, 2025, the date the financial statement was issued. On January 10, 2025, the Company made a cash distribution of $33,000,000 to Member. There were no other material subsequent events requiring disclosure through the evaluation date.